

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2024

Stephen Zsigray
Chief Executive Officer
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1200
Dallas, TX 75254

      Re: Ashford Hospitality Trust, Inc.
             Registration Statement on Form S-11
             Filed December 13, 2024
             File No. 333-283802

Dear Stephen Zsigray:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-11 filed December 13, 2024
General

1.   Please revise the headings on your cover page to separately quantify the volume of each the Series L Preferred Stock and Series M Preferred Stock as required by Item 501(b)(2) of Regulation S-K or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Laura K. Sirianni